TransAlta reports third quarter results

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Strong operational performance with fleet availability of 91.0 per cent versus 83.9 per cent a year ago

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Cash flow from operations of $230 million, up $36 million from a year ago

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Earnings per share of $0.17 cents down from $0.34 per share a year ago due to weak market conditions

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Announces 15 megawatt (MW) efficiency uprate at its Sundance plant

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Balancing Pool confirms Sundance 3 High Impact Low Probability (HILP) event

CALGARY, Alberta (October 29, 2010) – TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) today reported net and comparable earnings1 for the third quarter of 2010 of $38 million ($0.17 per share) versus net and comparable earnings of $66 million ($0.34 per share) for the same period in 2009.

The decrease in earnings was primarily due to poor market conditions. Weak electricity prices in Alberta impacted both TransAlta’s merchant generation and Energy Trading businesses. Lost production from the decommissioning of TransAlta’s Wabuman 4 unit was also a factor. Partially offsetting these declines were strong availability across the fleet and increased generation gross margins from the acquisition of Canadian Hydro.

“We continue to demonstrate strong operational performance and have delivered on our operating targets,” said Steve Snyder, TransAlta’s President and CEO.  “Unfortunately, with Alberta power prices at eight year lows, and persistent soft prices in the Pacific Northwest, we were unable to translate our performance into improved earnings. While we continue to anticipate some improvements in our core markets, we still do not see a noticeable economic recovery happening until later in 2011.”

Cash flow from operations for the quarter was $230 million compared to $194 million a year ago. The increase in cash flow from operations was primarily related to favorable changes in working capital.

TransAlta also announced today it is proceeding with the addition of a 15 MW efficiency uprate at its Sundance 3 unit in Alberta.  The Sundance unit will be upgraded to 368 MW and is expected to be operational by the end of 2012. The total capital cost of the uprate is estimated at $27 million.

1 Presenting comparable earnings from period to period is provided to help management and shareholders evaluate earnings trends more readily in comparison with prior periods’ results.  An explanation and reconciliation of these non-GAAP financial measures can be found in the MD&A.

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For the first nine months comparable earnings were $126 million ($0.57 per share) versus $97 million ($0.49 per share) over the same period of 2009. Net earnings were $156 million ($0.71 per share) compared to $102 million ($0.52 per share) in the first three quarters of 2009. Comparable earnings were higher in the first nine months of 2010 primarily due to increased availability and production, improved generation gross margins, and lower operations maintenance and administration costs. For the first nine months of 2010 net earnings increased for the same reasons and also benefited from a $30 million tax recovery.

For the first nine months of 2010, cash flow from operations was $502 million versus $334 million for the same period in 2009, due primarily to higher cash earnings and favorable changes in working capital.

Fleet availability for the third quarter increased to 91.0 per cent compared to 83.9 per cent in the third quarter of 2009 due to lower planned and unplanned outages at Sundance and lower unplanned outages at Centralia Thermal. For the first nine months, fleet availability increased to 88.1 per cent compared to 84.4 per cent in the first nine months of 2009 primarily due to lower planned outages at Keephills and Sundance and lower unplanned outages at Sundance and Centralia Thermal partially offset by higher planned outages at Centralia Thermal. For the year, TransAlta expects total fleet availability to be in the range of 89 - 90 per cent compared to 85.1 per cent in 2009.

Subsequent Events

On October 20, 2010, the Balancing Pool confirmed it agreed with TransAlta's determination that the mechanical failure sustained in the second quarter at its 353 megawatt Sundance Unit 3 meets the requirements of a High Impact Low Probability event under the Power Purchase Arrangement.  While this decision neither constitutes a determination of a Force Majeure event, nor provides a definitive resolution to the dispute, management believes this strengthens the company’s position with regards to financial protection from the event.

Third Quarter 2010 Highlights:

In millions, unless otherwise stated	3 months ended Sept. 30, 2010	3 months ended Sept 30, 2009	9 months ended Sept. 30, 2010	9 months ended Sept. 30, 2009
Availability (%)	91.0	83.9	88.1	84.4
Production (GWh)	12,742	11,610	35,857	33,439
Revenue	$700	$666	$2,008	$2,007
Gross margin[1]	$380	$380	$1,137	$1,107
Operating income [1]	$98	$120	$287	$219
Net earnings	$38	$66	$156	$102
Comparable earnings [1]	$38	$66	$126	$97
Basic and diluted earnings per share	$0.17	$0.34	$0.71	$0.52
Comparable earnings per share	$0.17	$0.34	$0.57	$0.49
Earnings before interest, taxes, depreciation, and amortization (EBITDA)[1]	$233	$241	$664	$595
Funds from operations[1]	$184	$178	$558	$463
Cash flow from operations	$230	$194	$502	$334
Cash flow from operations per share[1]	$1.05	$0.98	$2.28	$1.69

1 Gross margin, operating income, comparable earnings, EBITDA, funds from operations, and cash flow from operations per share are not defined under Canadian GAAP.  Refer to the non-GAAP financial measures section in the MD&A for an explanation and reconciliation.

The complete third quarter report for 2010, including Management’s Discussion and Analysis and unaudited consolidated financial statements, is available on the Investors section of our website: www.transalta.com.

TransAlta will hold a conference call and web cast at 9 a.m. MT (11 a.m. ET) today to discuss results.  The call will begin with a short address by Steve Snyder, President and CEO, and Brett Gellner, Chief Financial Officer, followed by a question and answer period for investment analysts, investors, and other interested parties. A question and answer period for the media will immediately follow.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jess Nieukerk" as moderator.

Dial-in numbers:

For local Toronto participants – 1-416-340-2216
Toll-free North American participants – 1-866-226-1792

A link to the live webcast will be available via TransAlta’s website, www.transalta.com, under Web Casts in the Investor Relations section. If you are unable to participate in the call, the instant replay is accessible at 1-800-408-3053 with TransAlta pass code 5257384. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

Note: If using a hands-free phone, lift the handset and press one to ask a question.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media Inquiries: Jeff Gaulin VP, Corporate & Community Relations Phone: (403) 267-7543 Email: jeff_gaulin@transalta.com	Investor Inquiries: Jess Nieukerk Director, Investor Relations Phone: 1-800-387-3598 in Canada and U.S. Email: investor_relations@transalta.com